Ralph A. Rogers, Jr.
Senior Vice President
Chief Accounting Officer
Financial Services
June 19, 2009
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Aflac Incorporated Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 20, 2009 File Number: 001-07434
Dear Mr. Rosenberg:
     We appreciate the efforts of the Securities and Exchange Commission to improve the financial reporting process and compliance. We make every effort to be transparent in our financial reporting in order to allow investors to understand our Company and the matters which affect our financial position and results of operations.
     Below we have listed your comments for ease of reference and our responses. The responses are presented in disclosure format as requested.
Comment:
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities, page 38
1.	We note your response to comment one which states that the shares were not issued pursuant to an effective registration statement or a valid exemption. Please note that the subsequent filing of a registration statement does not register the issuance of shares that were previously issued. Please tell us what, if anything, you have done or plan to do in terms of providing risk factor disclosure and recording a contingent liability.
Response:
     The dollar amount of the theoretical exposure to Aflac for the sale of the subject securities without an effective registration statement or a valid exemption under the Securities Act of 1933 is not material to Aflac. Accordingly, the Company has determined that it is not necessary to add a risk factor or to record a contingent liability.

Comment:
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 42
Investments, page 42
2.	Please refer to your response to comment two and your revised disclosures. For your sensitivity analysis, please revise your proposed disclosure to clarify whether the changes shown are reasonably likely scenarios and how they were determined to be reasonably likely. If they are not reasonably likely changes, then revise the disclosure to include what the reasonably likely changes would be.
Response:
     In response to your comment, we propose to precede our current disclosure with the following comment in our future filings beginning with the quarter ending June 30, 2009.
     Management believes that under normal market conditions, a movement of 50 basis points would be reasonably likely. Therefore, we selected a uniform magnitude of movement (50 basis points) and provided both upward and downward movements in the key assumptions used to estimate the fair value of these investments. Since the changes in fair value are relatively linear, the readers of these financial statements can make their own judgment as to the movement in interest rates and the change in fair value based upon this data. The following scenarios provide a view of the sensitivity of our securities priced by our DCF pricing model.
Comment:
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Composition by Credit Rating, page 77
3.	Please refer to your response to comment three. Please revise your disclosure to include that your direct and indirect exposure to third party guarantors is immaterial.
Response:
     In response to your comment, we propose the following addition to our disclosures in our future filings beginning with the quarter ending June 30, 2009.

     As of June 30, 2009, our direct and indirect exposure to securities in our investment portfolio that were guaranteed by third parties was immaterial both individually and in the aggregate.
Comment:
Note 3. Investments, page 116
4.	Please refer to your response to comment five and your revised disclosures. Please revise your disclosure to discuss the factors that you considered to support the fact that there were no adverse business, financial, or economic conditions that would indicate that FMCC is not likely to have the capacity to meet their financial commitments.
Response:
     As noted in the Company’s April 8, 2009 response and the March 31, 2009 Form 10-Q filing, the Company disclosed both the adverse and the favorable business conditions that we considered as part of our conclusion that our investment in Ford Motor Credit Corporation (FMCC) was not other-than-temporarily impaired. These conditions included a decline in profitability, largely attributable to decreased volume, tighter financing margin, and increased credit write-offs; offset by improved lease residual contributions and market value adjustments to derivatives primarily linked to embedded options in lease financing.
     In terms of economic and financial factors considered as part of the other-than-temporary impairment evaluation, the Company disclosed in our response dated April 8, 2009 and our March 31, 2009 Form 10-Q filing that the unrealized losses in FMCC were impacted by the widening of credit spreads globally as a result of the contraction in global capital market liquidity. For FMCC specifically, we included in our April 8, 2009 response and our March 31, 2009 Form 10-Q filing that FMCC had increased its liquidity position during 2008 and 2009 through various facilities including $10 billion in public retail term ABS, $22 billion in private transactions and $5 billion in term funding. As a result of these transactions, FMCC reduced its cost of funding to 5.0% in first quarter of 2009 from 5.6% in first quarter of 2008. As disclosed, we concluded that these credit facilities provided FMCC with adequate stand-alone liquidity and a stable credit outlook over the period until the contractual maturity of its obligation to us which is January 2013. Subsequent to the filing of our first quarter Form 10-Q, FMCC completed an additional $3 billion in auto receivable securitizations.
     As a wholly-owned subsidiary of Ford Motor Company (Ford), we also considered Ford’s financial position, its ongoing commitment to FMCC and its ability to deliver on that commitment. Specifically, Ford’s first quarter 2009 pretax loss was a substantial improvement over the pretax loss for fourth quarter 2008, driven by improved pricing and cost reductions. Financially, Ford increased gross cash levels during the first quarter of 2009 by $8 billion with the main contributor being a $10 billion revolver drawdown. Ford’s cash position was also favorably impacted by a reduction in personnel costs and restructuring of certain employee benefit obligations. Ford also reduced its outstanding secured loans, unsecured debt and convertible notes by $10 billion which will result in annual interest savings. Ford’s liquidity was most recently favorably impacted by a $1.4 billion common stock offering in May 2009. As a result of these 2009 favorable business and financial developments, Ford is better able to deliver on its ongoing commitment to FMCC if needed.

     After reviewing our April 9, 2009 response and our first quarter 2009 disclosures, we believe that our future disclosures related to FMCC should be updated to include the additional FMCC liquidity of $3 billion completed in June and to describe our consideration of Ford’s financial position and ability to deliver on its ongoing commitment to FMCC. As a result, we are proposing to add the following additional disclosure to be included in the FMCC discussion for our future filings beginning with the quarter ending June 30, 2009, with any appropriate updates. To highlight the additional disclosures we are proposing to include, we have included a marked version of our complete first quarter 2009 disclosure related to FMCC.
     Also included in the unrealized losses in the other corporate sector as of March 31, 2009, was an unrealized loss of $129 million on Aflac Japan’s $305 million (30.0 billion yen) investment issued by Ford Motor Credit Corporation (FMCC). This investment is a debt security issued by FMCC, a wholly owned financing subsidiary of Ford Motor Company (Ford). Ford has reiterated its commitment to continue to own 100% of FMCC, and both Moody’s and Standard & Poor’s rating services have indicated that they expect this commitment to continue. Financial subsidy payments from Ford and lease program residual value support payments inextricably link FMCC’s financing business to the parent. Our investment in FMCC matures in January 2013.
     Ford’s first quarter 2009 results were a substantial improvement over fourth quarter 2008, driven by improved pricing and cost reductions. Ford also improved its gross cash levels during the first quarter of 2009 by $8 billion with the main contributor being a $10 billion revolver drawdown. Ford also reduced its outstanding secured loans, unsecured debt and convertible notes by $10 billion which will result in annual interest savings. Ford’s liquidity was most recently favorably impacted by a $1.4 billion common stock offering in May 2009. As a result of these 2009 favorable business and financial developments, we believe Ford is better able to deliver on its ongoing commitment to FMCC if needed.
     We believe that the unrealized loss on FMCC was related to sharply lower reported earnings by FMCC in 2008, compared with 2007. We believe FMCC’s decline in profitability is largely attributable to decreased volume, a tighter financing margin, and increased credit charge-off costs; offsetting these negatives were improved lease residual contributions, and market value adjustments to derivatives primarily linked to embedded options in lease financing. We also believe that the unrealized losses in FMCC were impacted by the widening of credit spreads globally as a result of the contraction in global capital market liquidity over the past several quarters. As of March 31, 2009, FMCC had a credit rating of CCC+ by S&P, Caa1 by Moody’s, and B- by Fitch Ratings. Under current NRSRO guidelines, obligors in these credit rating categories are subject to high credit risk and are current with their financial commitments; however, they are dependent upon favorable business, financial and economic conditions to meet future financial commitments. However, despite its credit rating and the difficult market conditions, FMCC completed $5 billion of term funding through April 2009, including $3 billion of eligible funding through the Term Asset-Backed Securities Loan Facility (TALF). In June 2009, FMCC completed an additional $3 billion in TALF eligible funding. FMCC cost of funding actually declined to 5.0% in the first quarter of 2009, compared with 5.6% in the first quarter of 2008. FMCC also increased available liquidity primarily as the result of a continued

reduction in its managed receivables balance and cash cost reductions in the quarter ended March 31, 2009, related to personnel reductions and restructuring plans. Taken collectively, we believe these credit facilities and other liquidity enhancement measures provide FMCC with adequate stand-alone liquidity and a stable credit outlook over the relatively near term contractual maturity of its obligation to us.
     We have considered the factors impacting the fair value of FMCC as of March 31, 2009, and based on our credit analysis, we believe that FMCC’s ability to service its obligation to Aflac is currently not impaired. Furthermore, the contractual terms of this investment do not permit the issuer or its parent to settle the security at a price less than the amortized cost of the investment. Accordingly, we currently believe it is probable that we will collect all amounts due according to the contractual terms of the investment. Because we do not intend to sell and we do not believe it is likely that we will be required to sell this investment before a recovery of fair value, we do not consider our investment in FMCC to be other-than-temporarily impaired as of and for the period ended March 31, 2009.
     Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed. My contact information is (706) 317-6495 or rrogers@aflac.com.
Sincerely,
/s/ Ralph A. Rogers, Jr.
Ralph A. Rogers, Jr.

cc:	Vanessa Robertson, Staff Accountant Joel Parker, Accounting Branch Chief Scot Foley, Staff Attorney Suzanne Hayes, Legal Branch Chief

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